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                                [SPSS LETTERHEAD]




August 1, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Kathleen Collins
            Accounting Branch Chief

Re:  SPSS Inc.
     Form 10-K for Fiscal Year Ended December 31, 2006
     Form 10-Q for Fiscal Quarter Ended March 31, 2007
     File No. 000-22194

Dear Ms. Collins:

Set forth below are the responses of SPSS Inc. ("SPSS" or the "Company") to the questions and comments contained in the letter (the "Comment Letter"), dated July 24, 2007, from the staff of the Securities and Exchange Commission (the "Commission"). The Comment Letter relates to the Company's Form 10-K for the Fiscal Year Ended December 31, 2006 (the "2006 Form 10-K") and the Company's Form 10-Q for the Fiscal Quarter Ended March 31, 2007 (the "Q1 2007 Form 10-Q"). The paragraph numbers below correspond to the numbered paragraphs in the Comment Letter. For your convenience, prior to each response we have duplicated the text of the question or comment from the Comment Letter to which such response relates.

1. YOU STATE IN YOUR RESPONSE TO OUR PRIOR COMMENT NUMBER 6 THAT THE STANDARD LICENSE AGREEMENTS PROVIDE FOR AUTOMATIC RENEWALS AND THE INVOICES RELATING TO THESE RENEWALS POST ON THE ACTUAL RENEWAL DATE OF THE PCS TERM. RECONCILE THIS STATEMENT TO THE TERMS OF YOUR MAINTENANCE AGREEMENT NOTED FROM YOUR WEBSITE WHICH STATES THAT "FOR THE PERIOD OF ONE (1) YEAR FROM THE DATE THE REGISTERED USER SIGNS THIS DOCUMENT, SPSS SHALL PROVIDE THE REGISTERED USER WITH ALL OF THE SERVICES SET FORTH ABOVE. FOR SO LONG AS SPSS GENERALLY MAINTAINS THE SPSS SOFTWARE SET FORTH ON THE ORDER FORM, SPSS WILL PROVIDE THE REGISTERED USER WITH THE OPTION TO RENEW HIS/HER MAINTENANCE ON AN ANNUAL BASIS AT THE THEN CURRENT RATE." IN ADDITION, TELL US WHETHER YOU EVER RECOGNIZE REVENUE AND RECEIVABLES RELATED TO MAINTENANCE RENEWALS PRIOR TO RECEIVING EVIDENCE THAT THIS OPTION TO RENEW HAS BEEN EXERCISED. IF SO, TELL US HOW THAT MEETS THE SOP 97-2 REQUIREMENT REGARDING EVIDENCE OF AN ARRANGEMENT AND QUANTIFY THE AMOUNTS INVOLVED.

     RESPONSE: The quotation from the Company's website referenced above is taken from the Company's single-user maintenance agreement. Therefore, the language stating that registered users have "the option to renew" maintenance on an annual basis relates exclusively to single-users of the Company's products. With regard to these single-user license agreements, the Company does not recognize either maintenance renewal revenue or

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     receivables related to maintenance renewals prior to the customer's actual renewal date and the receipt of evidence of the customer's intent to exercise and renew maintenance.

     The Company's response to the Commission's prior comment number 6, in which the Company stated that its standard license agreements provide for automatic renewals, focused on the Company's larger, standard multi-user license agreements. The Company's multi-user license agreements contain provisions for automatic maintenance renewal, which provisions signify that maintenance will renew automatically on a specified date absent indication of contrary intent from the customer. With regard to these multi-user license agreements, the Company generally issues renewal invoices to its customers two months prior to a customer's renewal date to avoid interruptions in such customer's support. The Company records revenue for these renewal invoices on the renewal date of the post-contract support
     (PCS) term only if all revenue recognition criteria are met as defined in paragraph 8 of SOP 97-2. With regard to these multi-user license agreements, the Company does not recognize either maintenance renewal revenue or receivables related to maintenance renewals prior to the customer's actual renewal date specified in the contract. If the customer initially indicates a willingness to renew and then cancels prior to the beginning of its renewal month, that customer's invoice is cancelled and the amounts that would have been generated from such invoice are not posted to revenues or receivables.


Kindly direct any questions you may have to the undersigned at (312) 651-3496. Any additional comments may be sent via facsimile to the undersigned at (312) 264-3496. Thank you.

Very truly yours,

/s/ Erin R. McQuade

Erin R. McQuade
Vice President, Associate General Counsel
SPSS Inc.

cc:  Ms. Megan Akst
     Mr. Jack Noonan (SPSS Inc.)
     Mr. Raymond H. Panza (SPSS Inc.)
     Mr. Marc D. Nelson (SPSS Inc.)
     Mr. David A. Schuette (Mayer, Brown, Rowe & Maw, LLP)